OCEAN ENERGY, INC..
1984 Isaac Newton Square West, Suite 202
Reston, VA 20190

September 21, 2009

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.W. Division of Corporate Finance Washington, D.C. 20549

Re:	Ocean Energy, Inc. Form 8-K Filed August 5, 2009 Form 8-K/A Filed August 6, 2009 File No. 333-151747

Ladies and Gentlemen:

Below are the responses to your comments.

1.	We revised the Form 8-K to include the following:

On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates, Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule lOb-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary Proceedings/2009/0827 Moore.pdf

As Moore is no longer registered with the PCAOB, we may not include Moore's audit reports or consents in our filings with the Securities and Exchange Commission. Thus, you cannot rely upon the audit reports issued for the years ended April 30, 2009 and April 30, 2008.

2.	We have re-audited and published our annual report for the years ended April 30, 2009 and April 30, 2008.

The Company hereby acknowledges:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valentyna Stupenko ------------------------------------------- Chief Executive Officer